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                                                          OMB APPROVAL
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                                                OMB Number:            3235-0287
                                                Expires:       December 31, 2001
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Zatpack, Inc.
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   (Last)                           (First)             (Middle)

2550 El Presidio Street
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                                    (Street)

Long Beach                           California           90810
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Hauser, Inc. (HAUS.OB)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


December/2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                                                                                     4,051,845(1)(2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
                                                                                                                              (Over)
                                                                                                                     SEC 1474 (3-99)
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Common Stock Warrant
(right to buy)      $.5855   10/11/00 J(1)      (1)          Immed.   10/5/05  Common     992,78  (1)                D
                                                                               Stock,
                                                                               par value
                                                                               $.001
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Common Stock Warrant
(right to buy)      $.01     12/7/01  J(2)      (2)          Immed.   12/7/09  Common    865,630 $779,067(2)         D
                                                                               Stock,
                                                                               par value
                                                                               $.001
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                                                                                                          (3)
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Explanation of Responses:

(1) In October 2000, the Company sold a $3 million Subordinated Promissory Note (the "Note") to Zatpack, Inc. ("Zatpack"). In
connection with the sale of the Note, Zatpack received an immediately exercisable warrant to purchase 992,789 shares of the
Company's common stock for a purchase price of $.5855 per share.

(2) In December 2001, the Company amended and restated its credit agreement (the "Amended Credit Agreement") with Wells Fargo Bank,
N.A. ("Wells Fargo"). As a condition to the closing of the Amended Credit Agreement, Wells Fargo required the payment of a closing fee in the aggregate amount of $779,067 (the "Closing Fee"). Zatpack paid the Closing Fee in consideration of the issuance to
Zatpack of an immediately exercisable warrant to purchase 865,630 shares of the Company's common stock for a purchase price of $.01 per share.

(3) Zuellig Group N.A., Inc. ("ZGNA"), a wholly owned subsidiary of Zatpack, directly owns 988,471 shares of common stock. Zuellig
Botanicals, Inc. ("ZBI"), a wholly owned subsidiary of ZGNA directly owns 1,204,955 shares of common stock. By reason of the control that Zatpack exercises of ZGNA, it may be deemed under Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Act"), to beneficially own all of the shares owned by ZGNA and ZBI. Therefore, Zatpack may be deemed to beneficially own 4,051,845 shares of common stock, which includes the 1,858,419 shares obtainable by Zatpack upon exercise of the warrants discussed herein. This filing shall not be deemed an admission by Zatpack that Zatpack is, for purposes of Section 16 or the Act, the beneficial owner of any equity securities covered by this filing.

**     Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the               /s/ Harvey L. Sperry                                   December 19, 2001
collection of information contained in this form    ---------------------------------------------            -----------------------
are not required to respond unless the form               **Signature of Reporting Person                             Date
displays a currently valid OMB number.

                                                                                                                     SEC 1474 (3-99)
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